 November 3, 2009

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-6010
Attn: Jessica Plowgian, Attorney – Adviser

Re:	VIASPACE Green Energy, Inc. Amendment No. 3 to Form S-1 Filed October 15, 2009 File No. 333-159717

Dear Ms. Plowgian:

On behalf of VIASPACE Green Energy, Inc.  (the “Company” or “VGE”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated October 21, 2009.  We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

General

1.	We have not yet received your request for confidential treatment with respect to Exhibit 10.7 to your registration statement. Please tell us when you intend to file this request.

Response: We filed this on November 3, 2009.

2.
We note the revised disclosure on page 38 that IPA China leased additional land in the third quarter of 2009 in fulfillment of China Gate and Mr. Chang's obligation to secure 100 hectares of arable land within 12 months of the First Closing Date.  Please update the disclosure throughout your registration statement to reflect this development, including, for example, the "Corporate History” sections on pages 7 and 25.

Securities and Exchange Commission
November 3, 2009

Response:   We have revised the disclosure accordingly.  For example, we have added language on page 7 and 25 which states:

“In addition, the Licensor and Sung Chang, the seller of IPA China and IPA BVI, each represented that at least 100 hectares of arable land in Guangdong province in China will be available for grass farming by IPA China within 12 months after the First Closing Date.  IPA China secured 45 hectares of arable land in the first quarter of 2009 and leased an additional 55 ha in the third quarter of 2009.  The requirement has been met so this requirement no longer has any impact on our ability to utilize our grass license rights.”

Corporate History. page 7

3.
We note your response to comment three from our letter dated September 29, 2009. Please expand your disclosure to address the impact on the company if the second closing doesn't occur.  Please address why the remaining 30% of IPA BVI gets transferred to the company regardless of whether the second closing occurs.

Response:  We have revised the disclosure to clarify that the remaining 30% of IPA BVI gets transferred to the Company even if the second closing does not occur but the conditions precedent for VIASPACE and us to consummate the second closing are satisfied or waived. In the event that such closing conditions are not satisfied or waived, then the 30% will not be transferred.

Risk Factors, page 13

"If we do not complete the second closing, we may lose the services of our U.S.-based officers and directors." page 15

4.
We note that if the second closing does not occur your parent company and Messrs. Kukkonen and Muzi, to the extent they no longer work for you, will be prohibited from entering into the tall grass growing business. If appropriate, discuss the risk to the company if the second closing does occur and your parent company and officers compete with the company in the grass growing business.

Response:  We have discussed the risk that the parent, VIASPACE, may compete with us if the second closing were to occur.  This risk factor will state:

If we complete the second closing, there is a risk that our parent company, VIASPACE, may compete against  us.

Securities and Exchange Commission
November 3, 2009

Under the terms of the Purchase Agreement, as amended, if we do not complete the second closing of the acquisition of IPA BVI (and indirectly IPA China), and if the parties do not make other arrangements, then VIASPACE and Messrs. Kukkonen and Muzi are prohibited from engaging in the grass growing business.  No such non-competition clause exists if the second closing is consummated.  There are disincentives for VIASPACE to compete against us.  VIASPACE will hold a significant amount of our common stock and they will have helped us raise $4.8 million  in order to consummate the second closing.  VIASPACE also does not have a grass license relationship with China Gate or the original licensor.  However, there can be no assurance that VIASPACE will not compete against us in the future.  If VIASPACE were to compete against us in the grass business, it could have a material adverse effect on our revenues.  It could force us to expend more resources in marketing efforts, thereby affecting our earnings.

"We have a sublicense relationship with respect to the Giant King Grass license." page 16

5.
Please revise this risk factor to address whether the original licensor is aware of and has consented to the sublicense of the intellectual property to the Giant King Grass from China Gate Technology to IPA China. Please also disclose the term of China Gate Technology’s license for the intellectual property.

Response:  The risk factor has been revised to reflect that the original licensor is aware of and has consented to the sublicense of the intellectual property to the Giant King Grass from China Gate to IPA China.  We have also been informed that no term has been specified in the China Gate license.

Corporate History, page 25

6.
Please update the disclosure on page 25 to explain that the parties have agreed to waive China Gate's obligation to assign its license for the intellectual property to the Giant King Grass to IPA China and therefore IPA China will not receive a direct license from the original licensor of such intellectual property pursuant to this transaction.

Response:  We have updated the disclosure on page 25 accordingly.  A paragraph will be added to page 7 and 25 which reads:

“We sublicense our intellectual property to the Giant King Grass from China Gate which licenses the intellectual property from the original licensor.  China Gate has informed us that they have an exclusive license to the Giant King Grass in Guangdong province and North America and have granted us an exclusive sublicense to the same region.  However, we do not have a direct relationship with the holder of the intellectual property, any material adverse effect to the Giant King Grass license held by our sublicensor  would affect our rights as the sublicensee.”

Securities and Exchange Commission
November 3, 2009

Financial Statements

Note 1 - Summary of Significant Accounting Policies , page 66

7.
We refer to your responses to comment nine from our letter dated September 29, 2009, the disclosure of Company History on pages 66 and 79 and Note 8 on page 73. We reiterate our previous request for a detailed analysis of your valuation of the company stock issued on October 21, 2008 using the nominal assets and Jack of operations of the company immediately prior to the issuance of the stock on October 21, 2008 as a basis for your valuation of the stock.

Response: As discussed in response to question #8, we consider VIASPACE Inc. the “Acquirer” of IPA based on our analysis of the criteria under paragraph 17 of SFAS No. 141.

Background information:  In the acquisition of IPA, VIASPACE issued 215,384,615 shares of common stock to Chang, 30,576,007 shares to China Gate Technology, a licensor of the grass technology and 24,461,538 shares to a third party as acquisition commission.  The total number of VIASPACE shares issued for the acquisition was 276,422,160 shares.  The closing price of VIASPACE common stock on October 21, 2008 was $0.0166 per share.  The fair market value of the total number of shares issued was $4,588,608.  In addition, VIASPACE agreed to a note payable to Chang of $4.8 million due November 21, 2009.  In addition, Chang and his designees were issued 3.5 million shares of VIASPACE Green Energy (VGE) stock and VIASPACE was issued an additional 5,099,990 shares of VGE stock.  On the date of acquisition, VIASPACE owned 8.6 million shares of VGE, or 59.3%.  Chang and his designees owned 5.1 million shares of VGE, or 40.7%.  The total fair market value of the VIASPACE stock and note issued on the date of acquisition was $9,388,608.  Since at the conclusion of the acquisition VIASPACE did not retain 100% of the ownership of VGE, we determined that the market value of VGE post acquisition to be $15,832,391 ($9,388,608 / 59.3%).   VIASPACE allocated the $15,832,391 purchase price to IPA net assets $3,002,613; Grass License $507,562; and Goodwill $12,322,216.

On October 21, 2008, Chang owned approximately 26% of outstanding shares of VIASPACE which owned 59.3% of VGE stock; Chang’s indirect holdings in VGE are calculated to be about 15% (26% times 59.3%).  If you add this to the minority interest held by Chang and designees of 40.7%, the total shares of VGE attributable to Chang is about 56%.  Thus, we determined that Chang controls VGE and we accounted for the transaction between VGE and IPA BVI and IPA China as a recapitalization rather than a business combination and the VGE financial statements presented in the Form S-1/A Amendment No. 3 have been retroactively restated to present the operations of IPA BVI and IPA China as if the acquisition occurred on January 1, 2007.

Securities and Exchange Commission
November 3, 2009

When VIASPACE recorded the transaction in its financial statements, it relied on SFAS No. 141 as well as the Accounting and Reporting Manual of PricewaterhouseCoopers (PwC) (see attached).  VIASPACE recorded the purchase price of $15,832,391 in its financial statements and our accounting for the minority interest was based on the alternative approach discussed in the attached PwC manual. The alternative view is that the assets and liabilities of the purchased subsidiary should be recorded at their fair values at the date the parent purchases its majority interest, and the minority interest in the subsidiary net assets should be adjusted to reflect its share of the revalued net assets. In this view, the purchase of the majority interest is deemed to provide an objective basis for revaluing the minority interest. The Company used this alternative view.  We also make reference that SFAS No. 141R acknowledged that this issue was not discussed by SFAS No. 141.  Since the acquisition of IPA BVI and IPA China by VIASPACE and the share exchange between VIASPACE and VGE occurred simultaneously, VGE was no longer a shell company. At the date of acquisition, VGE had assets and operations. This was our rationale of valuing the minority interest.

8.
Based your disclosure on pages 66 and 73, it appears that your parent company is considered the acquiring entity in the merger with IPA BVI. Tell us how you applied the guidance in SFAS 141 in identifying the acquiring entity. It appears that Mr. Chang owns a large minority interest in your parent company after the second closing. Tell us how you determined the accounting acquirer at the parent level. It is unclear why the transaction is accounted for as a purchase by your parent company and a recapitalization by the company.

Response:

In order to determine who the accounting acquirer was of the transaction between VIASPACE, VGE and IPA, we performed analysis under paragraph 17 of SFAS 141 that is detailed below.

(a)          The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Analysis:

Prior to the acquisition of IPA, VIASPACE Inc. had 540,460,536 shares outstanding.  As detailed in Question 7, 276,422,160 common shares were issued in the acquisition, of which 215,384,615 common shares were issued to Mr. Sung Chang, the seller of IPA.  Mr. Chang did not own any shares of VIASPACE Inc. prior to the acquisition.  Since a large equity position was issued to Mr. Chang on October 21, 2008, we needed to determine who the accounting acquirer under SFAS 141 was.  After the acquisition, Mr. Chang owned 26.37% of VIASPACE.  Although at the issuance Mr. Chang was the largest shareholder of VIASPACE and did not have majority voting control, we also looked at other factors to determine if Mr. Chang controlled VIASPACE.   Mr. Chang was not made a Director of the VIASPACE board which would have given him additional influence.  Mr. Chang was not made an executive officer of VIASPACE Inc. or its other subsidiaries, namely Direct Methanol Fuel Cell Corporation or Ionfinity LLC.  Since Mr. Chang did not have a majority of the voting stock of VIASPACE Inc., was not made a board member of VIASPACE Inc., and was not made an executive officer of VIASPACE Inc., we determined that Mr. Chang did not control VIASPACE.

The structure of the deal between VIASPACE and IPA called for VGE, a previously inactive subsidiary owned 100% by VIASPACE is used as the parent company of IPA post acquisition.  As part of the purchase agreement, Mr. Chang was issued 3.5 million shares of VGE.  VIASPACE was issued additional shares of VGE bringing its total ownership to 5.1 million shares.  After the acquisition, VIASPACE owned 59.3% of VGE.   IPA is owned 100% by VGE.

Based on our analysis of paragraph 17 (a) of SFAS 141, we determine that VIASPACE Inc. is the accounting acquirer of IPA.

Securities and Exchange Commission
November 3, 2009

 (b)          The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

Analysis:

The largest shareholder in VIASPACE Inc. is Mr. Chang after the acquisition of IPA, however Mr. Chang does not control VIASPACE for the reasons detailed in our analysis of paragraph (a) of SFAS 141 above.  The largest shareholder in VGE is VIASPACE Inc. which holds 59.3% of the outstanding shares of VGE.

Based on our analysis of paragraph 17 (b) of SFAS 141, we determine that VIASPACE Inc. is the accounting acquirer of IPA.

 (c)          The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

Analysis:

After the acquisition, the governing body of IPA is VGE, which is owned 59.3% by VIASPACE Inc.  The VGE board of directors has three directors, two of which are Carl Kukkonen, CEO and board member of VIASPACE Inc. and Amjad Abdallat, board member of VIASPACE Inc.  As holders collectively of 59.3% of the voting securities of VGE, the VIASPACE Inc. board of directors has the ability to elect or appoint two of the representatives to the VGE board of directors.  Prior to the acquisition, VIASPACE Inc. had no governance of IPA.  After the acquisition, VIASPACE through its VGE subsidiary has majority governance of the VGE board of directors.  Mr. Chang does not control a majority of the board of VGE.

Based on our analysis of paragraph 17 (c) of SFAS 141, we determine that VIASPACE Inc. is the accounting acquirer of IPA.

(d)          The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

Analysis:

Prior to acquisition, the sole executive officer and board member of VGE was Carl Kukkonen who is the CEO of VIASPACE Inc.  Post acquisition, two of the three executive officers of VGE are also VIASPACE executive officers; namely Carl Kukkonen, CEO and Stephen Muzi, CFO.  In addition, the board of directors of VGE post acquisition includes Carl Kukkonen and Amjad Abdallat, who are both VIASPACE board members.  Sung Chang, seller of IPA, is the other executive officer and board member of VGE.

Prior to acquisition of IPA, VIASPACE had no executive officers or board members of IPA.  After the acquisition, VIASPACE, through its VGE subsidiary which controls IPA, has two of the three executive officers of VGE who are also VIASPACE executive officers; namely Carl Kukkonen, CEO and Stephen Muzi, CFO.  VIASPACE management do not have executive officer or board positions with subsidiary IPA post acquisition, but rather have executive officer and board positions with VGE, the parent company of IPA.  Sung Chang, seller of IPA, continues to operate IPA and has an employment agreement with VGE.

Based on our analysis of paragraph 17 (d) of SFAS 141, we determine that VIASPACE Inc. is the accounting acquirer of IPA.

(e)          The terms of the exchange of equity securities—all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.

Analysis: N/A

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Securities and Exchange Commission
November 3, 2009

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

Very truly yours,

RICHARDSON & PATEL, LLP
/s/ Ryan Hong
Ryan Hong, Esq.